

June 29, 2012

Via E-mail
Mr. Charles Constanti
Chief Financial Officer
Procera Networks, Inc.
4121 Clipper Court
Fremont, CA 94538

Re: **Procera Networks, Inc.**
Form 10-K & Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012 & April 6, 2012, respectively
File No. 001-33691

Dear Mr. Constanti:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your discussion of bookings in your earnings call transcripts and your earnings releases under Form 8-K. Tell us how you considered disclosing the amount of backlog orders (bookings) pursuant to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that revenues recognized from these arrangements are expected to have a significant impact on the variability of your results, tell us your consideration to discuss and analyze changes in your backlog/bookings as part of your MD&A disclosures.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Item 10. Directors, Executive Officer and Corporate Governance, page 1

2.   It appears that you have not identified the chairman of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, although you have designated such persons based on your disclosure on page 13 relating to director compensation. Please tell us in the response letter who serves in each of these capacities and confirm that you will include this disclosure in future filings.

Item 11. Executive Compensation, page 5

3.   We note that you have named only two executive officers including your chief executive officer and chief financial officer and that you represent that you had no other executive officers in 2011. Please provide us with your analysis demonstrating how you determined that the other individuals listed on the company's website under "Executive Team," including the Chief Technical Officer and Chief Strategy Officer, are not executive officers within the definition of "executive officer" in Rule 405 under the Securities Act and Rule 402(a)(3)(iii) of Regulation S-K. Rule 405 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charles Constanti
Procera Networks, Inc.
June 29, 2012
Page 3

       You may contact Megan Akst, Staff Accountant at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                   Sincerely,

                                   Kathleen Collins
                                   Accounting Branch Chief

cc: Via E-mail
         Jeff Hartlin, Esq.
         Paul Hastings, LLP